Exhibit 99.1

Fiscal Q2 2013 WNS (Holdings) Limited

WNS Announces Second Quarter Fiscal 2013 Earnings

NEW YORK, NY and MUMBAI, INDIA, October 17, 2012 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the 2013 fiscal second quarter ended September 30, 2012.

Highlights:

GAAP Financials

•    Revenue of $113.1 million, down 4.1% from $117.9 million in Q2 of last year (primarily due to reduced pass-through expenses in the Auto Claims business†) and up 4.9% from $107.8 million last quarter

•    Profit of $4.3 million, compared to $3.4 million in Q2 of last year and $2.8 million last quarter

•    Diluted earnings per ADS of $0.08, compared to $0.08 in Q2 of last year and $0.06 last quarter

Non-GAAP Financial Measures*

•    Revenue less repair payments of $107.3 million, up 7.1% from $100.2 million in Q2 of last year and up 4.5% from $102.6 million last quarter

•    Adjusted Net Income (ANI) of $12.2 million, compared to $12.0 million in Q2 of last year and $11.1 million last quarter

•    Adjusted diluted earnings per ADS of $0.24, compared to $0.26 in Q2 of last year and $0.22 last quarter

Operations Update

•    Added new delivery locations in Gdynia, Poland and Vizag, India

•    Added 3 new clients in the quarter, expanded 11 existing relationships

•    Days sales outstanding (DSO) at 38 days

•    Global headcount of 25,714 as of September 30, 2012

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue less repair payments* of $107.3 million in the second quarter increased 7.1% year-over-year, and 4.5% as compared to the previous quarter, including the acquisition of Fusion, South Africa. Year-over-year, revenue improvement was broad-based and driven by growth in the Retail & CPG, Insurance, Travel and Utilities verticals. Sequentially, revenue growth was also broad-based, with particular strength in the Retail & CPG, Travel and Insurance verticals.

Adjusted gross margin* for the quarter was 35.5%, as compared to the 32.8% in Q2 of last year, and 33.9% reported last quarter. On a year-over-year basis, gross margin favorability was driven by higher revenue and rupee depreciation, which was partially offset by wage increases and higher infrastructure costs. Sequentially, gross margins improved as a result of depreciation in the Indian rupee and productivity improvements. Partially offsetting this favorability were investments in infrastructure including two new delivery locations and additional capacity in three existing locations. Second quarter adjusted operating margin* was 13.7%, as compared to 15.4% in Q2 of last year and 13.2% reported in the first quarter. Year-over-year, the reduction in adjusted operating margin* is the result of wage increases, infrastructure expansion and the impact of the Fusion acquisition. Currency favorability and operating leverage associated with higher revenue partially offset these costs. Sequentially, improvements associated with currency and productivity were largely offset by investments in infrastructure and integration costs associated with the Fusion acquisition.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.
†

Pass-through expenses refer to payments to repair centers that are reported as revenue as we act as the principal in our dealings with the third party repair centers. The same amount is correspondingly reported as cost of revenue.

Fiscal Q2 2013 WNS (Holdings) Limited

Adjusted net income (ANI)* in the second quarter was $12.2 million, up $0.2 million versus the same quarter last year, and $1.1 million sequentially. On a year-over-year basis, the reduced adjusted operating margin* percentage discussed above was more than offset by revenue growth and increased income on higher cash balances. Sequentially, the improvement in ANI* was a result of increased revenue and the improved adjusted operating margin* percentage.

From a balance sheet perspective, WNS ended the fiscal second quarter with $60.3 million in cash and marketable securities. Cash from operations was $15.0 million, which was reduced by capital expenditures of $7.6 million and the final payment of $24.0 million on the Aviva term loan. Gross debt at the end of the second quarter was $75.4 million, and days sales outstanding were 38 days, up from 33 days in the prior quarter.

“While the overall demand environment for BPO services remains stable and healthy, decision cycles for larger and more transformational projects have been experiencing some temporary delays. Despite these timing issues, WNS continues to make progress towards our longer-term financial and operational objectives. Based on visible client demand, we are aggressively moving forward with our geographic expansion plans. In the second quarter alone, WNS added over 1,000 seats including new delivery locations in Gdynia, Poland and Vizag, India,” said Keshav Murugesh, WNS Group Chief Executive Officer.

“Our investments in capability creation, technology-enablement and global infrastructure are resonating well with both existing and prospective clients. In order to properly leverage these investments going forward, the entire organization remains focused on enabling our sales force to improve productivity and accelerate our growth trajectory.”

Fiscal 2013 Guidance

WNS has updated guidance for the fiscal year ending March 31, 2013 as follows:

•	Revenue less repair payments* is expected to be between $426 million and $438 million. This assumes an average GBP to USD exchange rate of 1.60 for the remainder of fiscal 2013.

•	ANI* is expected to range between $50 million and $54 million. This assumes an average USD to INR exchange rate of 53.0 for the remainder of fiscal 2013.

“The updated fiscal 2013 guidance is based on current visibility levels and exchange rates. Guidance for the year reflects top line growth of 8% to 11%, with 99% visibility to the midpoint of the range. We will continue to focus on improving operating margins as the year progresses, and expect our cash position to exceed debt levels by the end of fiscal 2013,” said Kumar Subramaniam, WNS’s interim Chief Financial Officer.

Conference Call

WNS will host a conference call on October 17, 2012 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-866-383-8003; international dial-in +1-617-597-5330; participant passcode 19718324. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 82477138, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

Fiscal Q2 2013 WNS (Holdings) Limited

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of September 30, 2012, WNS had 25,714 professionals across 30 delivery centers worldwide including Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2013 guidance and future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to Fusion’s volume of business; our ability to successfully integrate Fusion’s business operations with ours; our ability to successfully leverage Fusion’s assets to grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Fusion; worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; the effects of our different pricing strategies or those of our competitors; and increasing competition in the BPO industry. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:
David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 201 942 6261 ir@wns.com	Sumi Gupta Public Relations WNS (Holdings) Limited +91 (22) 4095 2263 sumi.gupta@wns.com ; pr@wns.com

About Non-GAAP Financial Measures

The financial information in this release is focused on non-GAAP financial measures as we believe that they reflect more accurately our operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A discussion of our GAAP measures are contained in “Part I –Item 5. Operating and Financial Review and Prospects” accompanying our fiscal 2012 financial statements submitted to the SEC under our annual report on Form 20-F filed with the SEC on April 26, 2012.

Fiscal Q2 2013 WNS (Holdings) Limited

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers (1) for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients and (2) for “non-fault” repair cases with respect to one client to whom WNS provides services similar to its “fault” repair cases. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process outsourcing services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on April 26, 2012.

WNS also presents (1) adjusted gross margin, which refers to adjusted gross profit (calculated as gross profit excluding share-based compensation expense) as a percentage of revenue less repair payments, (2) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments, and (3) ANI, which is calculated as profit excluding amortization of intangible assets and share-based compensation expense, and other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

Fiscal Q2 2013 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Sep 30, 2012		Sep 30, 2011	Jun 30, 2012
Revenue	*$	113.1	$117.9	$107.8
Cost of revenue		*75.3	85.2	73.4

Gross profit		37.8	32.7	34.4
Operating expenses:
Selling and marketing expenses		7.2	7.0	7.4
General and administrative expenses		15.2	13.1	12.6
Foreign exchange loss/(gains), net		2.0	(1.8)	2.4
Amortization of intangible assets		6.5	7.5	6.6

Operating profit		6.8	6.9	5.2
Other (income)/expenses, net		(1.0)	0.1	(1.0)
Finance expense		0.9	0.9	1.0

Profit before income taxes		6.9	5.8	5.2
Provision for income taxes		2.5	2.4	2.4

Profit		$4.3	$3.4	$2.8

Earnings per share of ordinary share
Basic		$0.09	$0.08	$0.06

Diluted		$0.08	$0.08	$0.06

*	Revenue and cost of revenue for the quarters ended September 30, 2012 and June 30, 2012 as compared to the quarters ended September 30, 2011 and June 30, 2011 are lower by $11.1 and $11.3, respectively, of pass through revenue and costs due to the termination of our contract with a large client in the Auto Claims business in April, 2012.

Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Sep 30, 2012 compared to
	Sep 30, 2012	Sep 30, 2011	Jun 30, 2012	Sep 30, 2011	Jun 30, 2012
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$113.1	$117.9	$107.8	(4.1)%	4.9%
Less: Payments to repair centers	5.8	17.7	5.2	(67.1)%	11.9%
Revenue less repair payments (Non-GAAP)	$107.3	$100.2	$102.6	7.1%	4.5%

Fiscal Q2 2013 WNS (Holdings) Limited

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2012	Sep 30, 2011	Jun 30, 2012
	(Amounts in millions)
Cost of revenue (GAAP)	$75.3	$85.2	$73.4
Less: Payments to repair centers	5.8	17.7	5.2
Less: Share-based compensation expense	0.3	0.2	0.4
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$69.2	$67.3	$67.8

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2012	Sep 30, 2011	Jun 30, 2012
	(Amounts in millions)
Gross profit (GAAP)	$37.8	$32.7	$34.4
Add: Share-based compensation expense	0.3	0.2	0.4
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$38.0	$32.9	$34.8

	Three months ended
	Sep 30, 2012	Sep 30, 2011	Jun 30, 2012
Gross profit as a percentage of revenue (GAAP)	33.4%	27.7%	31.9%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	35.5%	32.8%	33.9%

Fiscal Q2 2013 WNS (Holdings) Limited

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2012	Sep 30, 2011	Jun 30, 2012
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$7.2	$7.0	$7.4
Less: Share-based compensation expense	0.1	0.1	0.1
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$7.1	$6.9	$7.3

	Three months ended
	Sep 30, 2012	Sep 30, 2011	Jun 30, 2012
Selling and marketing expenses as a percentage of revenue (GAAP)	6.4%	5.9%	6.9%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	6.6%	6.9%	7.1%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2012	Sep 30, 2011	Jun 30, 2012
	(Amounts in millions)
General and administrative expenses (GAAP)	$15.2	$13.1	$12.6
Less: Share-based compensation expense	1.0	0.8	1.1
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$14.2	$12.3	$11.5

	Three months ended
	Sep 30, 2012	Sep 30, 2011	Jun 30, 2012
General and administrative expenses as a percentage of revenue (GAAP)	13.4%	11.1%	11.7%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	13.2%	12.3%	11.2%

Fiscal Q2 2013 WNS (Holdings) Limited

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2012	Sep 30, 2011	Jun 30, 2012
	(Amounts in millions)
Operating profit (GAAP)	$6.8	$6.9	$5.2
Add: Amortization of intangible assets	6.5	7.5	$6.6
Add: Share-based compensation expense	1.4	1.1	1.7
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$14.7	$15.5	$13.5

	Three months ended
	Sep 30, 2012	Sep 30, 2011	Jun 30, 2012
Operating profit as a percentage of revenue (GAAP)	6.0%	5.8%	4.9%
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	13.7%	15.4%	13.2%

Reconciliation of profit (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2012	Sep 30, 2011	Jun 30, 2012
	(Amounts in millions)
Profit (GAAP)	$4.3	$3.4	$2.8
Add: Amortization of intangible assets	6.5	7.5	6.6
Add: Share-based compensation expense	1.4	1.1	1.7

Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$12.2	$12.0	$11.1

	Three months ended
	Sep 30, 2012	Sep 30, 2011	Jun 30, 2012
Profit as a percentage of revenue (GAAP)	3.8%	2.9%	2.6%
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	11.4%	12.0%	10.8%

Fiscal Q2 2013 WNS (Holdings) Limited

Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2012	Sep 30, 2011	Jun 30, 2012
Basic earnings per ADS (GAAP)	$0.09	$0.08	$0.06
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.15	0.19	0.16

Adjusted basic net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.24	$0.27	$0.22

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended
	Sep 30, 2012	Sep 30, 2011	Jun 30, 2012
Diluted earnings per ADS (GAAP)	$0.08	$0.08	$0.06
Add: Adjustments for amortization of intangible assets and share-based compensation expense.	0.16	0.18	0.16

Adjusted diluted net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.24	$0.26	$0.22

Fiscal Q2 2013 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in millions, except share and per share data)

	As at September 30, 2012	As at March 31, 2012
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$32.8	$46.7
Marketable securities	27.4	26.4
Trade receivables, net	69.3	66.4
Unbilled revenue	34.0	35.9
Funds held for clients	21.1	20.7
Current tax assets	4.0	3.9
Derivative assets	7.9	3.7
Prepayments and other current assets	24.0	21.9

Total current assets	220.6	225.6

Non-current assets:
Investments	0.0	0.0
Goodwill	90.9	86.7
Intangible assets	105.8	115.1
Property and equipment, net	49.5	45.4
Derivative assets	3.1	1.5
Deferred tax assets	44.0	43.7
Other non-current assets	6.8	6.9

Total non-current assets	300.1	299.4

TOTAL ASSETS	$520.6	$525.0

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$33.7	$47.3
Provisions and accrued expenses	35.7	31.9
Derivative liabilities	6.5	9.8
Pension and other employee obligations	28.1	29.0
Short term line of credit	31.0	24.0
Current portion of long term debt	4.1	26.0
Deferred revenue	6.1	6.2
Current taxes payable	9.6	8.2
Other liabilities	17.9	5.2

Total current liabilities	172.7	187.6

Non-current liabilities:
Derivative liabilities	0.8	1.2
Pension and other employee obligations	4.6	4.6
Long term debt	40.3	36.7
Deferred revenue	3.9	4.1
Other non-current liabilities	2.9	2.7
Deferred tax liabilities	3.8	4.1

Total non-current liabilities	56.3	53.3

TOTAL LIABILITIES	229.0	240.9

Shareholders’ equity:
Share capital (ordinary shares $ 0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 50,335,337 and 50,078,881 shares each as at September 30, 2012 and March 31, 2012, respectively)	7.9	7.8
Share premium	266.6	263.5
Retained earnings	66.3	59.1
Other components of equity	(49.1)	(46.4)

Total shareholders’ equity	291.6	284.1

TOTAL LIABILITIES AND EQUITY	$520.6	$525.0